UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GreenSky, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

39572G100

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Robert Sheft

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 304,852

	6	Shared Voting Power 0

	7	Sole Dispositive Power 304,852

	8	Shared Dispositive Power 22,286,495

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,591,347

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 28.2%

12	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons Hope Gittis Sheft

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 22,286,495

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,286,495

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 27.8%

12	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons Richard Sheft

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 22,286,495

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,286,495

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 27.8%

12	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons RS Management Advisors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 22,286,495

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,286,495

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 27.8%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons GS Investment Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 22,286,495

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,286,495

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 27.8%

12	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer: GreenSky, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 5565 Glenridge Connector, Suite 700 Atlanta, Georgia 30342

Item 2(a).

Name of Person Filing:
Robert Sheft, a U.S. citizen.

Hope Gittis Sheft, a U.S. citizen.

Richard Sheft, a U.S. citizen.

RS Management Advisors, LLC, a Nevada limited liability company.

GS Investment Holdings, LLC, a Georgia limited liability company.

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o GreenSky, Inc. 5565 Glenridge Connector, Suite 700 Atlanta, Georgia 30342
Item 2(c).	Citizenship: The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.
Item 2(d).	Title of Class of Securities: Class A Common Stock, par value $0.01 per share
Item 2(e).	CUSIP Number: 39572G100

Item 3.	Not applicable

Item 4.	Ownership

This statement on Schedule 13G relates to the Reporting Persons’ beneficial ownership interests in the Class A common stock, $0.01 par value per share, of the Issuer (the “Class A Common Stock”), based partly on their ownership of common membership interests (“Holdco Units”) in GreenSky Holdings, LLC, an affiliate of the Issuer (“GS Holdings”), which are exchangeable (with automatic cancellation of an equal number of shares of Class B common stock of the Issuer) on a one-for-one basis (subject to adjustment) for Class A Common Stock or cash (based on the market price of shares of Class A Common Stock), at the Issuer’s option.

The shares reported represent (i) 22,286,495 shares of Class A Common Stock issuable upon exchange of Holdco Units, which are held by GS Investment Holdings, LLC and, (ii) in the case of Robert Sheft, 304,852 shares of Class A common stock of the Issuer held directly by him. Robert Sheft, a director of the Issuer, owns 1% of GS Investment Holdings, LLC, while the other 99% is owned by the Robert Sheft 2012 Trust and the Robert Sheft Dynasty Trust (the “Trusts”). The trustee of the Trusts is RS Management Advisors, LLC (“RS”). Pursuant to the Operating Agreement of RS, Hope Gittis Sheft and Richard Sheft have shared dispositive power, and Jeffrey Gold has full, sole and exclusive voting power, with respect to all ownership interests of RS in the Issuer.

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

(b) Percent of class: The percentages set forth in Row 11 of each cover page to the Schedule 13G are calculated using 57,797,385 shares of the Issuer’s Class A common stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, filed with the SEC on November 9, 2018, plus 22,286,495 shares of Class A common stock issuable upon exchange of Holdco Units beneficially owned by the Reporting Persons. The percentage assumes the exchange of all Holdco Units held by GS Investment Holdings, LLC into shares of Class A common stock, in accordance with Rule 13d-3 of the Act.

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

ROBERT SHEFT

/s/ Robert Sheft

HOPE GITTIS SHEFT

/s/ Hope Gittis Sheft

RICHARD SHEFT

/s/ Richard Sheft

RS MANAGEMENT ADVISORS, LLC

By:	/s/ Richard Sheft
Name: Richard Sheft
Title: Member

GS INVESTMENT HOLDINGS, LLC

By:	/s/ Robert Sheft
Name: Robert Sheft
Title: Manager